(An Exploration-Stage Company)
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

June 30, 2011

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of Esperanza Resources Corp. for the six months ended June 30, 2011 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These financial statements have not been reviewed by the Company’s external auditors.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian Dollars - Unaudited)

	June 30, 2011	December 31, 2010	January 1, 2010
ASSETS

Current

Cash and cash equivalents (Note 3)	$ 8,051,600	$ 10,179,671	$ 5,584,553
Receivables (Note 4)	312,758	273,675	255,987
Prepaid expenses	86,083	43,703	17,739
	8,450,441	10,497,049	5,858,279
Non-current
Furniture and equipment (Note 5)	63,552	44,070	49,076
Investment in associated company	2,044,601	2,894,157	-
Exploration and evaluation assets (Note 6)	1,747,010	1,747,010	1,748,024
	$ 12,305,604	$ 15,182,286	$ 7,655,379
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 476,055	$ 463,007	$ 260,135
EQUITY
Share capital (Note 8)	46,632,041	45,137,136	34,960,559
Contributed surplus (Note 8)	9,203,206	9,067,990	5,961,586
Deficit	(44,005,698)	(39,485,847)	(33,526,901)
	11,829,549	14,719,279	7,395,244
	$ 12,305,604	$ 15,182,286	$ 7,655,379

Nature of operations (Note 1)

Contingencies and commitments (Note 12)

The accompanying notes are an integral part of these consolidated interim financial statements.

Approved on behalf of the Board

"George Elliott"

Director

"William J. Pincus"

Director

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Comprehensive Loss

(Expressed in Canadian Dollars - Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
OPERATING EXPENSES
Audit, accounting and legal	91,728	92,837	164,855	144,455
Depreciation	3,302	3,856	7,771	8,309
Directors’ fees	20,439	25,205	44,939	46,705
Exploration expenses (Note 7)	1,648,662	889,350	2,217,925	1,803,754
Foreign exchange	2,923	(12,804)	12,109	(10,067)
Investor relations and shareholder information	129,499	125,645	232,042	220,109
Office costs	60,204	60,825	141,051	137,059
Salaries and administration fees	126,932	159,196	336,081	314,751
Share-based compensation	500,396	1,003,744	500,396	1,003,744
Transfer agent and regulatory fees	40,707	43,513	78,255	72,258
Travel and related costs	3,607	1,525	12,670	16,534
LOSS FROM OPERATIONS	(2,628,399)	(2,392,892)	(3,748,094)	(3,757,611)
OTHER ITEMS
Equity in loss of associated company	(442,275)	-	(849,556)	-
Interest income	28,086	11,453	55,472	22,190
Miscellaneous income	19,355	-	22,227	-
	(394,834)	11,453	(771,757)	22,190
LOSS AND COMPREHENSIVE LOSS FOR THE
PERIOD	(3,023,233)	(2,381,439)	(4,519,851)	(3,735,421)
Basic and diluted loss per share	$ (0.05)	$ (0.05)	$ (0.08)	$ (0.07)
Weighted average number of shares outstanding, basic and diluted	57,229,921	52,775,461	57,133,161	51,426,474

The accompanying notes are an integral part of these consolidated interim financial statements.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

CASH FLOWS FROM (TO)

OPERATIONS
Loss for the period	$ (3,023,233)	$ (2,381,439)	$ (4,519,851)	$ (3,735,421)

Items not affecting cash:
Depreciation	3,302	3,856	7,771	8,309
Depreciation in exploration expense	5,051	4,390	7,970	8,694
Equity in loss of associated company	442,275	-	849,556	-
Gain on disposal of equipment	(14,683)		(14,683)	-
Stock-based compensation	500,396	1,003,744	500,396	1,003,744
Changes in non-cash working capital items:
Receivables	(143,855)	59,786	(39,083)	6,996
Prepaid expenses	9,214	7,130	(42,380)	(27,245)
Accounts payable and accrued Liabilities	227,992	(32,152)	13,048	3,737
	(1,993,541)	(1,334,685)	(3,237,256)	(2,731,186)
INVESTING
Equipment	(4,472)	(17,794)	(35,223)	(17,794)
Mineral properties	-	(359)	-	(648)
Proceeds on disposal of equipment	14,683	-	14,683	-
	10,211	(18,153)	(20,540)	(18,442)
FINANCING
Shares issued for cash	390,000	143,280	1,129,725	5,831,185
Share issue costs	-	-	-	(252,606)
	390,000	143,280	1,129,725	5,578,579
Change in cash and cash equivalents in the period	(1,593,330)	(1,209,558)	(2,128,071)	2,828,951
Cash and cash equivalents, beginning of period	9,644,930	$9,623,062	10,179,671	5,584,553
Cash and cash equivalents, end of period	8,051,600	8,413,504	8,051,600	8,413,504

The accompanying notes are an integral part of these consolidated interim financial statements.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Change in Equity

(Expressed in Canadian Dollars Unaudited)

For the six months ended June 30, 2011 and 2010

	Share capital		Contributed surplus $	Deficit $	Total $
	Number of shares	Amount $
Balance January 1, 2010	47,934,521	34,960,559	5,961,586	(33,526,901)	7,395,244
Issue of shares	4,500,000	4,405,945	1,219,055	-	5,625,000
Share issue costs	-	(198,219)	(54,387)	-	(252,606)
Exercise of share options	412,500	206,185	-	-	206,185
Transfer of value on exercise of share options	-	115,646	(115,646)	-	-
Share based payment			1,003,744		1,003,744
Profit (loss) for the period	-	-	-	(3,735,421)	(3,735,421)
Balance June 30, 2010	52,847,021	39,490,116	8,014,352	(37,262,322)	10,242,146
Balance at January 1, 2011	56,767,221	45,137,136	9,067,990	(39,485,847)	14,719,279
Exercise of share options	450,000	670,000	-	-	670,000
Reclassify contributed surplus on exercise of options	-	298,051	(298,051)	-	-
Exercise of warrants	262,700	459,725	-	-	459,725
Reclassify contributed surplus on exercise of warrants	-	67,129	(67,129)	-	-
Share based payment	-	-	500,396	-	500,396
Profit (loss) for the period	-	-	-	(4,519,851)	(4,519,851)
Balance June 30, 2011	57,479,921	46,632,041	9,203,206	(44,005,698)	11,829,549

The accompanying notes are an integral part of these consolidated financial statements.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

1.

NATURE AND CONTINUANCE OF OPERATIONS

Esperanza Resources Corp. (the “Company” or “Esperanza”) was formed by way of amalgamation pursuant to the Company Act (British Colombia) and its principal business activities are the acquisition, exploration and development of mineral exploration properties. The address of the Company’s head office is #501 – 543 Granville Street, Vancouver, BC, Canada V6C 1X8. The consolidated financial statements of the Company as at and for the period ended June 30, 2011, comprise the Company and its subsidiaries. Esperanza is the ultimate parent. Esperanza’s principal property interests are its 100% owned Cerro Jumil Project located in Mexico and its 30% equity interest in the San Luis Project in Peru.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, obtaining the necessary permits to mine and future profitable production or proceeds from the disposition of the mineral properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Adoption of International Financial Reporting Standards

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. The impact of the transition to IFRS on the Company’s reported equity as at June 30, 2010, and comprehensive income for the three and six months ended June 30, 2010, is provided in note 14. This note also includes the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of August 24, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011, could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010, and the Company’s interim

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial statements for the quarter ended March 31, 2011, prepared in accordance with IFRS applicable to interim financial statements.

Future accounting changes

On May 12, 2011, the IASB issued the following statements:

i.

IFRS 10 Consolidation (“IFRS 10”) (see further details below)

ii.

IFRS 11 Joint Venture (“IFRS 11”) (see further details below)

iii.

IFRS 12 Disclosures of Involvement with Other Entities (“IFRS 12”) (see further details below)

iv.

IAS 27 Separate Financial Statement (revised 2011) (“IAS 27”), has been amended for issuance of IFRS 10 while maintaining the current guidance for separate financial statements

v.

IAS 28 Investments in Associates and Joint Ventures (revised 2011) (“IAS 28”), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013. Early adoption of any of these standards is permitted only if the other standards are also adopted early.

i.

IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27’s guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ii.

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties’ rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venture by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii.

IFRS 12 sets out the required disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enables users of its financial statements to assess the nature of, and risks

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

associated with, its interest in other entities and the effects of those interests on its financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued on May 12, 2011, and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realizable value under IAS 2 Inventories or value in use under IAS 36 Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

3.

CASH AND CASH EQUIVALENTS

	June 30, 2011 $	December 31, 2010 $

Cash	725,204	6,174,206
Short-term bank deposits	7,326,396	4,005,465
	8,051,600	10,179,671

4.

TRADE AND OTHER RECEIVABLES

	June 30, 2011 $	December 31, 2010 $

Current
Accounts receivable	312,758	273,675

The carrying amounts of the Company’s trade and other receivables are denominated in the following currencies:

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

4.

TRADE AND OTHER RECEIVABLES (continued)

	June 30, 2011 $	December 31, 2010 $
Currency
Canadian dollar	50,156	29,482
US dollar	49,236	21,298
Mexican pesos	209,728	218,978
Peruvian sols	3,638	3,917
	312,758	273,675

5.

EQUIPMENT

	Office	Computer	Vehicles	Camp	Total
Cost
As at January 1 2010	$ 43,390	$ 74,289	$ 58,435	$ 12,530	$ 188,644
Additions	7,472	22,742	-	-	30,214
As at December 31, 2010	50,862	97,031	58,435	12,530	218,858
Additions	5,956	-	29,267	-	35,223
Disposal			(27,139)		(27,139)
As at June 30, 2011	56,818	97,031	60,563	12,530	226,942
Accumulated depreciation
As at January 1, 2010	18,853	64,163	44,022	12,530	139,568
Additions	8,445	12,362	14,413	-	35,220
As at December 31, 2010	27,298	76,525	58,435	12,530	174,788
Additions	4,121	6,586	3,224	-	13,931
Disposal			(25,329)		(25,329)
As at June 30, 2011	31,419	83,111	36,330	12,530	163,390
Net book value
As at January 1, 2010	24,537	10,126	14,413	-	49,076
As at December 31, 2010	23,564	20,506	-	-	44,070
As at June 30, 2011	25,399	13,920	24,233	-	63,552

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

6.

EXPLORATION AND EVALUATION ASSETS

	June 30, 2011 $	December 31, 2010 $
Cerro Jumil - Mexico	$ 1,643,358	$ 1,643,358
San Luis - Peru	44,494	44,494
Pucarana - Peru	33,195	33,195
Utcucocha - Peru	10,330	10,330
Sante Fe - Peru	6,482	6,482
Other minor properties - Peru	9,151	9,151

Balance	$ 1,747,010	$ 1,747,010

(a)

San Luis, Peru

Esperanza holds a 30% interest in this project. In March 2011 Esperanza reached an agreement, subject to regulatory approvals to sell its minority interest in this project to Silver Standard Resources Inc., (“Silver Standard”) the majority owner and operator of the project. Subsequent to the balance sheet date, the sale was completed for the following consideration:

A payment of $17 million;

The return of 6,459,600 shares of Esperanza owned by Silver Standard which Esperanza will cancel; and

A one percent net smelter return royalty on all production from the property

(b)

Pucarana, Peru

In May 2007, the Company announced that it had finalized an earn-in agreement whereby it can earn up to a 60% interest in Estrella Gold Corporation’s (“Estrella”) Pucarana Gold Property (“Pucarana”), located in southern Peru. The Company has the right to earn a 60% interest in Pucarana by expending US$1,300,000 over a four-year period commencing upon receipt of a drill permit (the “Effective Date”), and by making payments of US$80,000 to Gallant Minerals Peru Ltd. S.A. (Canadian Shield’s Peruvian subsidiary).

(c)

Cerro Jumil, Mexico

The Cerro Jumil property is 100% owned by the Company subject to a 3% net smelter return royalty.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

7.

EXPLORATION EXPENSE

Exploration expenditures incurred for the six months ended June 30, 2011 were as follows:

	Mexico			Peru
	Cerro Jumil	Other	Pucarana	Colqui Orcco	Pucara	San Luis	Other & General	Total
Assays	$ 59,425	$ 7,160	$ 5,634	$ 1,617	$ -	$ -	$ 880	$ 74,716
Community programs	1,240	-	1,920	2,814	2,374	-	-	8,348
Consulting	15,436	-	13,253	31,146	1,002	-	11,436	72,273
Contract services	338,281	23,730	170,299	44	-	-	-	532,354
Drilling	332,090	-	45,460	190,440	-	-	-	567,990
Engineering	6,373	-	-	-	-	-	-	6,373
Environmental / permitting	618	-	7,626	6,373	-	-	-	14,617
Feasibility Studies	21,733	3,248	-	-	-	-	-	24,981
Field costs	92,240	33,062	32,576	75,783	444	-	1,153	235,258
Office & administrative	-	-	865	496	46	-	2,251	3,658
Property tax	14,729	21,887	18,269	9,350	-	-	13,839	78,074
Salaries and benefits	59,950	27,547	109,164	135,020	14,379	7,134	41,072	394,266
PEA	15,967	-	-	-	-	-	-	15,967
Road and access costs	31,144	-	-	-	-	-	-	31,144
Travel	1,369	906	30,555	16,187	768	5,604	5,539	60,928
Vehicles	40,619	5,620	18,790	12,589	1,234	-	18,126	96,978
	$ 1,031,214	$ 123,160	$ 454,411	$ 481,859	20,247	$ 12,738	$ 94,296	$ 2,217,925

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

7.

EXPLORATION EXPENSE (continued)

Exploration expenditures incurred for the six months ended June 30, 2010 were as follows:

	Mexico		Peru
	Cerro Jumil	General	Pucarana	Sante Fe	San Luis	Sayrirosa	General & Other	Total
Assays	$ 198,191	$ 7,645	$ -	$ 120	$ -	$ 2,052	$ 7,262	$ 215,270
Community programs	-	-	2,424	-	-	-	188	2,612
Consulting	170,298	10,311	-	23	-	741	7,081	188,454
Contract Services	-	57	-	-	-	-	4,689	4,746
Drilling	488,234	-	-	-	-	-	-	488,234
Environmental / permitting	12,246	-	-	-	-	-	-	12,246
Feasibility studies	29,640	-	-	-	10,103	-	-	39,743
Field costs	70,189	27,882	153	94	-	185	5,134	103,637
Office & administrative	1,199	47	369	-	-	-	15,842	17,457
Property tax	40,812	-	20,634	-	-	1,756	23,197	86,399
PEA	404	-	-	-	-	-	-	404
Road and access costs	72,426	-	-	-	-	-	-	72,426
Salaries and benefits	129,030	41,109	16,792	12,397	4,337	17,908	240,033	461,606
Travel	11,560	17,251	1,170	230	1,183	982	13,016	45,392
Vehicles	33,805	-	3,852	178	-	495	26,798	65,128
	$ 1,258,034	$ 104,302	$ 45,394	$ 13,042	$ 15,623	24,119	$ 343,240	$ 1,803,754

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

8.

EQUITY

(a)

Share capital

Authorized share capital consists of an unlimited number of common shares without par value.

(b)

Share options

The Company adopted a share option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange (“the Exchange”). The maximum aggregate number of shares that may be reserved for issuance under the Plan is limited to 10% of the issued common shares of the Company. The maximum term of the options is five years and the vesting requirements are determined at the time of each grant. The Plan has been approved by the Exchange and is approved by the shareholders of the Company each year at its annual general meeting.

In June 2011 the Company granted 779,500 stock options to certain of its directors, officers, employees and consultants with an exercise price of $1.49 and a life of 5 years. The options were valued using a Black-Scholes option pricing model with a stock price of $1.49, an option life of 3 years, a risk-free interest rate of 1.57%, a dividend yield of 0% and a volatility of 63%. The Company recognized stock-based compensation expense of $500,396 with the offsetting credit to contributed surplus.

The continuity of share purchase options for the period ended June 30, 2011 is as follows:

Expiry Date	Exercise Price	Balance Dec 31 2010	Granted	Exercised	Expired / Cancelled	Balance June 30 2011
18-May-11	1.56	625,000		(250,000)	(375,000)	-
12-Sept-12	1.91	200,000			-	200,000
8-Feb-13	1.40	820,000			-	820,000
27-Feb-13	1.40	200,000		(200,000)	-	-
6-Oct-13	0.69	90,000			-	90,000
22-May-14	0.69	335,000			-	335,000
10-Jun-14	0.70	35,000			-	35,000
8-Apr-15	1.53	100,000			-	100,000
8-Jun-15	1.43	1,378,500			-	1,378,500
10-Jun-16	1.49		779,500		-	779,500
		3,783,500	779,500	(450,000)	(375,000)	3,738,000
Weighted average exercise price		$1.38	$ 1.49	$ 1.49	$ 1.56	$ 1.37

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

8.

EQUITY (continued)

(c)

Share Purchase Warrants

The continuity of share purchase warrants for the period ended June 30, 2011 is as follows:

Expiry Date	Exercise Price	Balance Dec 31 2010	Exercised	Balance June 30, 2011
16-Feb-12	1.75	3,957,500	(262,700)	3,694,800
4-Mar-12	1.75	300,000	-	300,000
8-Feb-13	2.75	3,062,846	-	3,062,846
		7,320,346	(262,700)	7,057,646
Weighted average exercise price		$2.17	$1.75	$2.18

(d)

Loss Per Share

The calculation of basic and diluted loss per share for the six months ended June 30, 2011 was based on the loss attributable to common shareholders of $4,519,851 (2010 - $3,735,421) and a weighted average number of common shares outstanding of 57,133,161 (2010 — 51,426,474). The diluted loss per share did not include the effect of share purchase options and warrants because they were anti-dilutive.

(e)

Contributed Surplus

	Warrants	Brokers’ Warrants	Share based Compensation	Total
Amount as at January 1, 2010	$ 2,046,575	$ 356,212	$ 3,558,799	$ 5,961,586
Private placements	2,442,051	77,399	-	2,519,450
Share based compensation	-	-	1,003,744	1,003,744
Stock options exercised	-	-	(416,790)	(416,790)
Amount as at December 31, 2010	4,488,626	433,611	4,145,753	9,067,990
Share based compensation	-	-	500,396	500,396
Stock options exercised	-	-	(298,051)	(298,051)
Warrants exercised	(67,129)	-	-	(67,129)
Amount as at June 30, 2011	$ 4,421,497	$ 433,611	$ 4,348,098	$ 9,203,206

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

9.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

10.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	For the six months ended June 30
	2011	2010

Salaries	250,150	248,358
Share base payments	208,632	499,140
Termination benefits	-	-
	458,782	747,498

Related party assets and liabilities

	Service or item	As at June 30, 2011	As at June 30, 2010

Amounts due from management	Travel advances	2,494	16,966

11.

FINANCIAL AND CAPITAL RISK MANAGEMENT

a)

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, Mexico and Peru. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the local currencies. The risk is that there could be a significant change in the exchange rate of the Canadian dollar relative to the US dollar, the Mexican peso and the Peruvian sol. A significant change in these rates could have an adverse effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at June 30, 2011,

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

11.

FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Mexican pesos and Peruvian soles:

	US$	Mexican Pesos	Peruvian Sols
Cash and cash equivalents	313,300	153,600	12,100
Receivables	50,400	2,530,200	-
Accounts payable and accrued liabilities	(183,400)	(1,748,200)	(162,800)
Net exposure	180,300	935,600	(150,700)

Canadian dollar equivalent	176,100	77,600	(52,900)

Based on the above net exposures as at June 30, 2011 and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar against the above foreign currencies would result in an increase / decrease of approximately $ 20,100 in the loss from operations.

Credit Risk

The Company’s cash and cash equivalents are mainly held through large Canadian or US financial institutions and at June 30, 2011 are mainly held in savings accounts and accordingly credit risk is minimized. The Company’s receivables are mainly VAT receivable from the Mexican government.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources as outlined in note 11 (b).

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Company’s cash is held mainly in term deposits and therefore there is currently minimal interest rate risk.

b)

Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties. Esperanza relies mainly on equity issuances to raise new capital and on entering into joint venture agreements on certain properties which enables it to conserve capital and to reduce risk. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

11.

FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

obligations. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty. The Company currently has sufficient capital to fund its exploration programs and to cover its administrative costs for the next twelve months.

12.

CONTINGENCIES AND COMMITMENTS

At June 30, 2011, the Company had a commitment on an office lease in Denver which expires June 30, 2012. The estimated total rent payable on the remaining portion of the lease is US$ 72,700. Of this amount, US$36,300 is due in 2011 and US$36,400 is due in 2012.

13.

FINANCIAL INSTRUMENTS

The Company has classified its financial assets as follows:

June 30, 2011

Financial assets	FVTPL (1)	Loans and receivables

Cash and cash equivalents	$ 8,051,600	$ -
Receivables	-	312,758
	$ 8,051,600	$ 312,758

 (1) Fair Value Through Profit or Loss

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

13.

FINANCIAL INSTRUMENTS (Continued)

December 31, 2010

Financial assets	FVTPL (1)	Loans and receivables

Cash and cash equivalents	$ 10,179,671	$ -
Receivables	-	273,675
	$ 10,179,161	$ 273,675

The carrying value of its financial assets approximates their fair value as at June 30, 2011 due to their short term maturity. The Company classifies its only financial liability, accounts payable and accrued liabilities as other financial liabilities. The total other liabilities outstanding at June 30, 2011 was $476,055 (December 31, 2010 - $463,007). The carrying value of its financial liabilities approximates their fair value as at June 30, 2011 due to their short term maturity.

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

As stated in Note 2, these are Esperanza’s first condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS. The accounting policies in Note 2 have been applied in preparing the consolidated interim financial statements for the six months ended June 30, 2011, the comparative information for the six months ended June 30, 2010, the financial statements for the year ended December 31, 2010 and the preparation of an opening IFRS statement of financial position on the Transition Date, January 1, 2010.

The guidance for the first time adoption of IFRS is set in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for the first time adopters of IFRS. Esperanza elected to take the following optional IFRS 1 exemption:

•

to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date.

The Company has also elected to change its accounting policy with respect to mineral properties. Under GAAP, Esperanza capitalized acquisition and development costs on all properties where the Company had title to the mineral rights. Under IFRS, Esperanza has adopted a different policy under IFRS as disclosed in note 2 and is only capitalizing acquisition costs.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)(continued)

Reconciliation of Assets, Liabilities and Equity as at January 1, 2010

	GAAP	IFRS Adjustments	Notes	IFRS

Assets
Current
Cash	$ 5,584,553	$ -		$ 5,584,553
Receivables	255,987	-		255,987
Prepaid expenses and deposits	17,739	-		17,739
	5,858,279	-		5,858,279
Furniture and equipment	49,076	-		49,076
Mineral properties	13,363,266	(11,615,242)	(a)	1,748,024
	$ 19,270,621	$ (11,615,242)		$ 7,655,379
Liabilities
Current Accounts payable and accrued liabilities	$ 260,135	$ -		$ 260,135
Shareholders' Equity
Share capital	34,960,559	-		34,960,559
Contributed Surplus	5,961,586	-		5,961,586
Deficit	(21,911,659)	(11,615,242)	(a)	(33,526,901)
	19,010,486	(11,615,242)		7,395,244
	$ 19,270,621	$ (11,615,242)		$ 7,655,379

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

Reconciliation of Assets, Liabilities and Equity as at June 30, 2010

	GAAP	IFRS Adjustments	Notes	IFRS

Assets
Current
Cash	$ 8,413,504	$ -		$ 8,413,504
Receivables	248,991	-		248,991
Prepaid expenses and deposits	44,984	-		44,984
	8,707,479	-		8,707,479
Furniture and equipment	49,866	-		49,866
Mineral properties	14,774,775	(13,026,103)	(a)	1,748,672
	$ 23,532,120	$ (13,026,103)		$ 10,506,017
Liabilities
Current Accounts payable and accrued liabilities	$ 263,872	$ -		$ 263,872
		-
Shareholders' Equity		-
Share capital	38,821,920	-		38,821,920
Contributed Surplus	8,682,547	-		8,682,547
Deficit	(24,236,219)	(13,026,103)	(a)	(37,262,322)
	23,268,248	-		11,476,561
	$ 23,532,120	$ (13,026,103)		$ 10,506,017

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

Reconciliation of Assets, Liabilities and Equity as at December 31, 2010

	GAAP	IFRS Adjustments	Notes	IFRS

Assets
Current
Cash	$ 10,179,671	$ -		$ 10,719,671
Receivables	273,675	-		273,675
Prepaid expenses and deposits	43,703	-		43,703
	10,497,049	-		10,497,049
Furniture and equipment	44,070	-		44,070
Investment in associated company	2,894,157			2,894,157
Mineral properties	15,593,745	(13,846,735)	(a)	1,747,010
	$ 29,029,021	$ (13,846,735)		$ 15,182,286
Liabilities
Current Accounts payable and accrued liabilities	$ 463,007	$ -		$ 463,007
		-
Shareholders' Equity		-
Share capital	45,137,136	-		45,137,136
Contributed Surplus	9,067,990	-		9,067,990
Deficit	(25,639,112)	(13,846,735)	(a)	(39,485,847)
	28,566,014	-		14,719,279
	$ 29,029,021	$ (13,846,735)		$ 15,182,286

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

Reconciliation of Loss and Comprehensive Loss for the six months ended June 30, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS
OPERATING EXPENSES
Accounting and legal	$ 144,455	$ -		$ 144,455
Amortization	8,309			8,309
Directors’ fees	46,705			46,705
Exploration expenses	392,893	1,410,861	(a)	1,803,754
Foreign exchange	(10,067)			(10,067)
Investor relations and shareholder information	220,109			220,109
Office costs	137,059			137,058
Salaries and administration fees	314,752			314,752
Share-based compensation	1,003,744			1,003,744
Transfer agent and regulatory fees	72,258			72,258
Travel and related costs	16,534			16,534
LOSS FROM OPERATIONS	(2,346,750)	(1,410,861)		(3,757,611)
OTHER ITEMS
Interest income	22,190	-		22,190
	22,190	-		22,190
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$ (2,324,560)	$ (1,410,861)		$ (3,735,421)
Basic and diluted loss per share	$ (0.05)	$ (0.02)		$ (0.07)
Weighted average number of shares outstanding, basic and diluted	51,426,474			51,426,474

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

Reconciliation of Loss and Comprehensive Loss for the three months ended June 30, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS
OPERATING EXPENSES
Accounting and legal	$ 92,837	$ -		$ 92,387
Amortization	3,856			3,856
Directors’ fees	25,205			25,205
Exploration expenses	208,696	680,654	(a)	889,350
Foreign exchange	(12,804)			(12,804)
Investor relations and shareholder information	125,645			125,645
Office costs	60,825			60,825
Salaries and administration fees	159,196			159,196
Share-based compensation	1,003,744			1,003,744
Transfer agent and regulatory fees	43,513			43,513
Travel and related costs	1,525			1,525
LOSS FROM OPERATIONS	(1,712,238)	(680,654)		(2,392,892)
OTHER ITEMS
Interest income	11,453	-		11,453
	11,453	-		11,453
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$ (1,700,785)	$ (680,654)		$ (2,381,439)
Basic and diluted loss per share	$ (0.03)	$ (0.01)		$ (0.05)
Weighted average number of shares outstanding, basic and diluted	52,775,461			52,775,461

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

Reconciliation of Loss and Comprehensive Loss for the year ended December 31, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS
OPERATING EXPENSES
Accounting and legal	$ 281,481			$281,481
Amortization	15,633	-		15,633
Directors’ fees	99,606	-		99,606
Exploration expenses	805,001	2,257,209	(a)	3,062,210
Foreign exchange	(10,640)	-		(10,640)
Investor relations and shareholder information	448,688	-		448,688
Office costs	197,549	-		197,549
Salaries and administration fees	790,390	-		790,390
Share-based compensation	1,003,744	-		1,003,744
Transfer agent and regulatory fees	87,541	-		87,541
Travel and related costs	21,887	-		21,887
LOSS FROM OPERATIONS	(3,740,880)	(2,257,209)		(5,998,089)
OTHER ITEMS
Equity in loss of associated company	(11,808)	-		(11,808)
Interest income	54,999	-		54,999
Miscellaneous income	2,850	-		2,850
Write-off of mineral properties	(32,614)	25,716	(a)	(6,898)
	13,427	25,716		39,143
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(3,727,453)	(2,231,493)		(5,958,946)
Basic and diluted loss per share	$ (0.07)	$(0.04)		$ (0.11)
Weighted average number of shares outstanding, basic and diluted	52,419,610			52,419,610

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

Reconciliation of Cash Flows for the six months ended June 30, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS
CASH FLOWS FROM (TO) OPERATIONS
Net loss for the period	$ (2,324,560)	$ (1,410,861)	(a)	$ (3,735,421)
Items not affecting cash:
Amortization	8,309	-		8,309
Amortization included in exploration expense	5,347	3,347		8,694
Stock-based compensation	1,003,744	-		1,003,744
Changes in non-cash working capital items:
Receivables	6,996	-		6,996
Prepaid expenses	(27,245)	-		(27,245)
Accounts payable and accrued Liabilities	(36,311)	40,048	(a)	3,737
	(1,363,720)	(1,367,466)		(2,731,186)
INVESTING
Mineral properties	(1,368,113)	1,367,465	(a)	(648)
Equipment	(17,794)	-	(a)	(17,794)
	(1,385,907)	1,367,465		(18,442)
FINANCING
Shares issued for cash	5,831,185	-		5,831,185
Shares issue costs	(252,606)	-		(252,606)
	5,578,579	-		5,578,579
Change in cash and cash equivalents in the period	2,828,951	-		2,828,951
Cash and cash equivalents, beginning of period	5,584,553	-		5,584,553
Cash and cash equivalents, end of period	$ 8,413,504	$ -		$ 8,413,504

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

Reconciliation of Cash Flows for the three months ended June 30, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS
CASH FLOWS FROM (TO) OPERATIONS
Net loss for the period	$ (1,700,785)	$ (680,654)	(a)	$ (2,381,439)
Items not affecting cash:
Amortization	6,025	2,221		8,246
Stock-based compensation	1,003,744	-		1,003,744
Changes in non-cash working capital items:
Receivables	59,786	-		59,786
Prepaid expenses	7,130	-		7,130
Accounts payable and accrued Liabilities	29,473	(61,625)	(a)	(32,152)
	(594,627)	(740,058)		(1,334,685)
INVESTING
Mineral properties	(740,417)	740,058	(a)	(359)
Equipment	(17,794)	-	(a)	(17,794)
	(758,211)	740,058		(18,153)
FINANCING
Shares issued for cash	143,280	-		143,280
Shares issue costs	-	-		-
	143,280	-		143,280
Change in cash and cash equivalents in the period	(1,209,558)	-		(1,209,558)
Cash and cash equivalents, beginning of period	9,623,062	-		9,623,062
Cash and cash equivalents, end of period	$ 8,413,504	$ -		$ 8,413,504

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

Reconciliation of Cash Flows for the year ended December 31, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS
CASH FLOWS FROM (TO) OPERATIONS
Net loss for the year	$(3,727,453)	$(2,231,493)		$(5,958,946)
Items not affecting cash:
Amortization	25,261	-		25,261
Amortization included in exploration expense	-	9,959		9,959
Equity in loss of associated company	11,808	-		11,808
Share based payments	1,003,744	-		1,003,744
Write-off of mineral property costs	32,614	(25,716)		6,898
Changes in non-cash working capital items:
Receivables	(17,688)	-		(17,688)
Prepaid expenses	(25,964)	-		(25,964)
Accounts payable and accrued Liabilities	164,815	38,057		202,872
	(2,532,863)	(2,209,193)		(4,742,056)
INVESTING
Investment in associated company	(2,905,965)	-		(2,905,965)
Mineral properties	(2,215,077)	2,209,193		(5,884)
Equipment	(30,214)	-		(30,214)
	(5,151,256)	2,209,193		(2,942,063)
FINANCING
Shares issued for cash	12,279,237	-		12,279,237
	12,279,237	-		12,279,237
Change in cash and cash equivalents in the year	4,595,118	-		4,595,118
Cash and cash equivalents, beginning of year	5,584,553	-		5,584,553
Cash and cash equivalents, end of year	$ 10,179,671	-		$ 10,179,671

Note to Reconciliations

a)

Under GAAP, the Company followed the policy of capitalizing mineral property acquisition, exploration and development costs. Upon the adoption of IFRS the Company has decided to capitalize only mineral property acquisition costs and expense exploration and development costs. All of the changes on the preceding reconciliations of balance sheets, statements of loss and comprehensive loss and statements of cash flows are the result of this change in accounting policy.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the six months ended June 30, 2011 and 2010

15.

SUBSEQUENT EVENTS

In July 2011 Esperanza completed the sale of its 30% interest in the San Luis property to Silver Standard for the consideration described in Note 6 (a). As a result of that sale the Company awarded a bonus to certain members of management and staff totaling $651,325.